UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11- K

Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

As of December 31, 2014 and December 31, 2013 and
for the years ended December 31, 2014 and December 31, 2013

Commission file number 1 – 7635

A.   Full title of the plan and the address of the plan if
different from that of the issuer named below:

TWIN DISC, INCORPORATED – THE
ACCELERATOR 401 (K) SAVINGS PLAN

B.   Name of issuer of the securities held pursuant to the
Plan and the address of its principal executive office:

TWIN DISC, INCORPORATED
1328 Racine Street
Racine, WI  53403

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Financial Statements and Supplemental Schedule
Years Ended December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

To the Benefits Committee
Twin Disc, Incorporated – The Accelerator 401(k) Savings Plan
Racine, Wisconsin
We have audited the accompanying statements of net assets available for benefits of Twin Disc, Incorporated – The Accelerator 401(k) Savings Plan (“Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in accordance with accounting principles generally accepted in the United States.

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures in conjunction with the audit of Twin Disc, Incorporated – The Accelerator 401(k) Savings Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Wipfli LLP
Milwaukee, WI
June16, 2015

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013

Assets:
Investments, at fair value	89,021,675	88,676,646

Notes receivable from participants	1,580,985	1,501,080

Net assets available for benefits, at fair value	90,602,660	90,177,726

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(298,969)	(263,046)
NET ASSETS AVAILABLE FOR BENEFITS	$90,303,691	$89,914,680

See accompanying notes to financial statements.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2014 and 2013

	2014	2013

Additions (subtractions) to net assets attributed to:
Investment earnings:
Net (depreciation) appreciation in fair value of investments	$(1,213,606)	$13,538,564
Dividend income	5,165,365	2,429,479
Other income	---	40,513

Total investment earnings	3,951,759	16,008,556

Interest income on notes receivable from participants	68,650	61,148

Contributions:
Company	853,500	828,669
Participants	2,720,724	2,678,070
Rollovers	189,139	241,734

Total contributions	3,763,363	3,748,473

Total additions	7,783,772	19,818,177

Deductions from net assets attributed to:
Administrative fees	4,860	5,527
Benefits paid to participants	7,389,901	10,187,068

Total deductions	7,394,761	10,192,595

Net increase	389,011	9,625,582
Net assets available for benefits at beginning of year	89,914,680	80,289,098
Net assets available for benefits at end of year	$90,303,691	$89,914,680

See accompanying notes to financial statements.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 1

Plan Description

The following brief description of the Twin Disc, Incorporated – The Accelerator 401(k) Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the plan agreement for a complete description of the Plan’s provisions.

General

The Plan, established April 1, 1986, is a defined-contribution plan covering employees of Twin Disc, Incorporated, (“the Company”) and its subsidiaries that have adopted the plan, who have completed two months of employment.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Benefits Committee is responsible for oversight of the Plan.  The Benefits Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

Contributions

Participants may elect to contribute up to 100% of annual gross income with contributions limited under provisions of the Internal Revenue Code (“IRC”). Participants age 50 and older are eligible to contribute catch-up contributions to their account. Participants may contribute to the plan via wage deferrals.  The annual maximum contribution is limited by the IRC. In addition, participants may contribute distributions from other qualified plans (“rollovers”).
Participants allocate their contributions and account balances among various investment options offered by the Plan.  Participants may direct such allocations in any whole percentage increment and allocations can be changed at any time.  The Plan includes an auto-enrollment provision where by all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan.  Automatically enrolled participants have their deferral rate set at 3 percent of eligible compensation and their contributions invested in the T. Rowe Price Retirement Fund that is targeted for the year closest to the date the participant will turn 65.

For participants who are employed by Twin Disc, Incorporated, the Company contributes a percentage of each participant’s 401(k) contributions, up to 6% of compensation.  The contribution percentages for the years ended December 31, 2014 and 2013 was 50%.  For participants who are employed by the Twin Disc South East subsidiary, the Company contributes a matching contribution equal to 25% of each participant’s 401(k) contributions, up to 6% of compensation, and a profit sharing contribution equal to 2.5% of each participant’s compensation.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 1

Plan Description (Continued)

Withdrawals

Upon termination of employment, including retirement, a participant may elect to receive a lump sum amount equal to the value of his or her account or elect to make on partial withdrawal of his or her account and leave the balance of the account in the Plan until a later date.  Participants must begin withdrawing from the Plan no later than April 1 which follows the calendar year upon reaching age 70½.

Upon termination of service due to death or disability, a participant may elect to receive a lump sum amount equal to the value of his or her account.

Employee pre-tax contributions may be withdrawn from a participant’s account in the event of severe financial hardship or entry into active duty in qualified military service for more than 30 days. Employee Roth contributions are not eligible for hardship withdrawals. Employee Roth contributions are eligible for active duty.

Employee pre-tax contributions and employer matching contributions may be withdrawn from a participant’s account once annually upon attainment of age 59½.  Roth contributions are not eligible for this withdrawal.

Vesting

Participants are immediately 100% vested in their account balances.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as allocations of the Company’s profit sharing contributions and Plan earnings (losses).  Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan.  Allocations are based on participant earnings (losses), account balances, or specific participant transactions, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 1

Plan Description (Continued)

Participant Accounts (Continued)

The Trustee of the Plan is T. Rowe Price Trust Company, and the recordkeeping services for the Plan are provided by T. Rowe Price Retirement Plan Services, Inc. (“T. Rowe Price”).   T. Rowe Price maintains individual accounts for each participant for their respective investment in each of twenty-six available investment funds.  For all investment programs which are mutual funds or collective trust funds, participant balances are maintained on a share or unit basis, as appropriate.  Participant investments in the Twin Disc, Inc. Stock are accounted for on a share method.

Notes Receivable from Participants

Participants may borrow against their individual account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000, 50% of the account balance, or 100% of non-Roth contributions.  Notes are granted in a uniform and nondiscriminatory manner based on the policy as set forth by the Benefits Committee.  The note is secured by the balance in the participant’s account.  The note proceeds are made pro-rata from the investment elections of the participant.  The principal and interest paid on the note is credited only to such participant's account balance.  Participant notes are repaid over a period not exceeding five years unless the note is used to purchase a principal residence, in which case the note shall be repaid over a period not exceeding fifteen years.

Funding Policy

The Company remits participant elective contributions as soon as practical after participants’ contributions have been withheld from the participant wages.  The Company’s matching contribution and profit sharing contributions are remitted to the Plan each pay period.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 2

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”). GAAP requires an investment contract held by a defined contribution plan to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Plan invests in an investment contract through a common collective trust.  Contract value for this common collective trust is based on the net asset value as reported by the investment advisor.  The Statements of Net Assets Available for Benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are stated at fair value, with investments in fully benefit-responsive contracts adjusted to contract value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefits Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and custodians.  See Note 3 for discussion of fair value measurements.  Purchases and sales of investments are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with GAAP requires management to make estimates and assumptions that directly affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.  Estimates also affect the reported amounts of revenue and expenses during the reporting period.  Actual results may differ from these estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis.  No allowance for credit losses has been recorded as of December 31, 2014 or 2013.  If a participant ceases to make note repayments and the plan administrator deems the participant note to be in default, the participant note balance is reduced and a benefit payment is recorded.  Delinquent notes are treated as distributions based upon the terms of the plan document.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 2

Summary of Significant Accounting Policies (Continued)

Payment of Benefits

Benefits paid to participants are recorded when paid.

Administrative Expenses

Administrative expenses are note processing fees which are charged directly to the account of the participant to whom the note is made.  Other administrative expenses of the Plan are paid by the Company at its discretion.  Investment related expenses are included in net appreciation (depreciation) of fair value of investments.

Subsequent Events

Subsequent events have been evaluated through June 6, 2014, which is the date the financial statements were available to be issued.

Note 3

Fair Value Measurements

A fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement).  The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 3

Fair Value Measurements (Continued)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual funds:  Valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities Exchange Commission.  These funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Common collective trust:  T. Rowe Price Stable Value Fund (“Fund”) is valued by discounting the scheduled future payments required under the contract using an interpolated market rate for contracts with maturities comparable to the average remaining life of the contract being valued.  Fair value reflects interest accrued on the contract, assuming the contract is held to maturity and, therefore, not subject to any adjustments that could be assessed by the issuer for certain types of withdrawals or early surrender by the trust.  The fair value of wrap contracts reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost, based on issuer quotes.  Market value events may limit the ability of the Fund to transact at contract value.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the stable value funds constant NAV.   Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Common stock:  Valued at the closing price reported on the active market on which the individual stock is traded.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 3

Fair Value Measurements (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair value. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at:

December 31, 2014	Level 1	Level 2	Level 3	Total
Equity securities:
US:
Small/mid blend	$14,523,285	$-	$-	$14,523,285
Large blend	19,926,185	-	-	19,926,185
Target date	18,618,276	-	-	18,618,276
Company stock	3,638,492	-	-	3,638,492
Other	4,025,407	-	-	4,025,407
International	1,706,583	-	-	1,706,583
Fixed income	5,960,303	-	-	5,960,303
Common collective trust – stable value fund	-	20,623,144	-	20,623,144
Total investments at fair value	$68,398,531	$20,623,144	$-	$89,021,675

December 31, 2013	Level 1	Level 2	Level 3	Total
Equity securities:
US:
Small/mid blend	$16,314,529	$-	$-	$16,314,529
Large blend	20,871,398	-	-	20,871,398
Target date	15,014,663	-	-	15,014,663
Company stock	4,683,252	-	-	4,683,252
Other	4,468,752	-	-	4,468,752
International	1,932,187	-	-	1,932,187
Fixed income	6,569,165	-	-	6,569,165
Common collective trust – stable value fund	-	18,822,700	-	18,822,700
Total investments at fair value	$69,853,946	$18,822,700	$-	$88,676,646

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 4

Investments

Investments greater than 5% of Plan net assets as of December 31 are as follows:

Description		2014		2013

Pimco Total Return Fund		$5,668,939		$6,471,272
T. Rowe Price Equity Income Fund	$	*		$4,701,937
T. Rowe Price Growth Stock Fund		$14,194,424		$14,326,305
T. Rowe Price Mid Cap Value Fund		$9,293,513		$10,130,024
T. Rowe Price Stable Value Common Trust Fund**		$20,324,175		$18,559,654
T. Rowe Retirement 2020 Fund		$5,629,632	$	*
Twin Disc, Incorporated - Common Stock	$	*		$4,683,252
* Investment is less than 5% of the Plan’s net assets at December 31.
** Investment is stated at contract value.

During 2014 and 2013, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

Description	2014	2013

Equity securities:
US:
Small/mid blend	$(624,670)	$3,269,499
Large blend	146,862	5,584,089
Target date	181,748	1,950,840
Company stock	(1,004,112)	1,941,778
Other	193,606	936,333
International	(106,584)	251,125
Fixed income	(456)	(395,100)
Net (depreciation) appreciation in fair value of investments	$(1,213,606)	$13,538,564

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 5

Stable Value Fund

The Fund invests primarily in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay plan benefits of its retirement plan investors.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is remote.

The following summarizes the Fund:

	Fair Value Estimated Using Net Asset Value per Share
	at December 31, 2014
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

T. Rowe Price Stable Value Fund	$20,623,144	$-	Daily	None (1)	None (1)

	Fair Value Estimated Using Net Asset Value per Share
	at December 31, 2013
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

T. Rowe Price Stable Value Fund	$18,822,700	$-	Daily	None (1)	None (1)

(1) The Fund strategies seek to maximize current income while maintaining invested principal. The Plan is required to give notice one day in advance of a partial or total liquidation of the investment for any purpose other than for benefit payments, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the Fund due to the termination of the Plan.

Note 6

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue contributions and to terminate the Plan subject to the provisions of ERISA.

Note 7

Income Tax Status

The Internal Revenue Service (“IRS”) has determined by a letter dated June 19, 2012, that the Plan was designed in accordance with the applicable sections of the IRC.  The Plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.  Accordingly, the Plan administrator believes the Plan is exempt from federal and state income taxes.  Plan management evaluates uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there were no uncertain positions taken or expected to be taken.  The Plan is subject to routine audits by taxing jurisdictions and there are currently no audits in progress.  The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

Note 8

Risk and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investments it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 9

Party-In-Interest Transactions

The Plan holds shares of mutual funds and units in a common collective trust managed by an affiliate of the Plan Trustee.  The Plan also invests in the common stock of the Company and issues notes receivable to participants.  These transactions qualify as party-in-interest transactions.  These transactions are not considered prohibited transactions under 29 CFR 480(b) of the ERISA regulations.  Fees incurred by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 10

Related Party Transactions

The number of shares and fair values of Twin Disc, Incorporated common stock as of December 31, 2014 and 2013 were as follows:

	Shares		Fair Value
	December 31,		December 31,
	2014	2013	2014	2013
Twin Disc, Inc. Stock	183,207	180,890	$3,638,492	$4,683,252

The plan purchased 34,887 and 24,683 shares of Twin Disc, Incorporated common stock for $878,797 and $597,908 during 2014 and 2013, respectively.  The Plan sold 32,570 and 77,456 shares of Twin Disc, Incorporated common stock for $919,445 and $1,929,191 during 2014 and 2013, respectively.

Note 11

Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of and for the years ended December 31:

	2014	2013

Net assets available for benefits for Form 5500	$90,602,660	$90,177,726

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(298,969)	(263,046)
Net assets available for benefits per financial statements	$90,303,691	$89,914,680

	2014	2013

Increase in net assets available for benefits per Form 5500	$424,934	$9,118,092

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(35,923)	507,490
Increase in net assets available for benefits per financial statements	$389,011	$9,625,582

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN #39-0667110 Plan #005
December 31, 2014

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
	DFA Emerging Markets Value Fund	Registered Investment Company	**	$309,619
	Dodge & Cox Balanced Fund	Registered Investment Company	**	4,025,407
	Goldman Sachs Growth Opportunities Instl Fund	Registered Investment Company	**	1,456,810
	Lazard International Strategic Equity Instl Fund	Registered Investment Company	**	1,396,964
	PIMCO Total Return Fund	Registered Investment Company	**	5,668,939
	Vanguard 500 Index Admiral Fund	Registered Investment Company	**	1,686,871
	Vanguard Total Bond Market Index Admiral Fund	Registered Investment Company	**	291,364
	William Blair Small Cap Growth Fund	Registered Investment Company	**	1,103,570
*	T. Rowe Price Equity Income Fund	Registered Investment Company	**	4,044,890
*	T. Rowe Price Growth Stock Fund	Registered Investment Company	**	14,194,424
*	T. Rowe Price Mid Cap Value Fund	Registered Investment Company	**	9,293,513
*	T. Rowe Price Small Cap Value Fund	Registered Investment Company	**	2,669,392
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	**	52,483
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	**	674,605
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	**	3,820,954
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	**	5,629,632
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	**	2,936,428
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	**	2,011,850
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	**	1,146,060
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	**	800,431
*	T. Rowe Price Retirement 2045 Fund	Registered Investment Company	**	330,245
*	T. Rowe Price Retirement 2050 Fund	Registered Investment Company	**	604,702
*	T. Rowe Price Retirement 2055 Fund	Registered Investment Company	**	353,468
*	T. Rowe Price Retirement Income Fund	Registered Investment Company	**	257,418
*	T. Rowe Price Stable Value Fund	Common collective trust	**	20,623,144
*	Twin Disc, Incorporated	Common Stock	**	3,638,492
	Investments at fair value			89,021,675
*	Notes receivable from participants, interest rates
	ranging between 4.25% and 9.00%, maturities
	ranging from 2015 to 2027	Notes receivable	$0	1,580,985
				$90,602,660
*	The party involved is known to be a party-in-interest to the Plan.
**	Information is not required for participant-directed investments

See accompanying report of independent registered public accounting firm

EXHIBIT INDEX

EXHIBITS TO THE ANNUAL REPORT ON FORM 11 – K

The exhibits listed below are filed as part of this Annual Report on Form 11–K. Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S–K.

Exhibit
Number                      Description

23.1	Consent of Independent Registered Public Accounting Firm

99.1	Certification pursuant to 18 U.S.C. Section 1350

99.2	Certification pursuant to 18 U.S.C. Section 1350

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

TWIN DISC, INCORPORATED –
THE ACCELERATOR 401(K) SAVINGS PLAN

June 16, 2015	/s/ Jeffrey S. Knutson
Jeffrey S. Knutson
Vice President – Finance, Interim Chief Financial Officer, Corporate Controller, Interim Treasurer and Secretary, Chief Accounting Officer

/s/ Denise L. Wilcox
Denise L. Wilcox
Vice President – Human Resources